Wireless Ronin Technologies, Inc.
14700 Martin Drive
Eden Prairie, Minnesota 55344
November 24, 2006
Via EDGAR and Facsimile 202-772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Carmen Moncada-Terry
Division of Corporation Finance

Re:	Wireless Ronin Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-136972
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Wireless Ronin Technologies, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”) be accelerated to November 27, 2006, at 11:00 a.m. (Eastern Standard Time), or as soon thereafter as practicable.
     The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as related to the proposed public offering of the securities specified in the Registration Statement. The Company hereby acknowledges that (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Wireless Ronin Technologies, Inc.

By	/s/ John A. Witham

John A. Witham
Chief Financial Officer